EXHIBIT (l)

October 29, 1992

STOCK SUBSCRIPTION

The undersigned hereby subscribes for 10,000 shares of the $.01 par value common stock of The Chaconia Income and Growth Fund, Inc., a Maryland corporation, having an authorized capital of 2,000,000 shares and agrees to pay $10 for each share subscribed for by it in cash, services or property as required by the Board of Directors of the Corporation.  Said shares shall be issued to the undersigned upon such payment according to the instructions of the undersigned to the Secretary of the Corporation.

The Trinidad and Tobago Unit Trust Corporation By: /s/ Title: President